UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

SilverBow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87073T105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): BOF Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 223,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITION POWER 223,714 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Shares directly held by BOF Holdings IV, LLC.
(2)

Based on 14,726,605 shares of common stock, par value $0.01 per share (the “Common Stock”) of SilverBow Resources, Inc. (the “Company”) outstanding as of October 29, 2021, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): H.I.G. Bayside Loan Opportunity Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 223,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITION POWER 223,714 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Shares directly held by BOF Holdings IV, LLC. H.LG. Bayside Loan Opportunity Fund IV, L.P., is the sole member of BOF Holdings IV, LLC and shares voting and dispositive power over the shares held by BOF Holdings IV, LLC; however, H.LG. Bayside Loan Opportunity Fund IV, L.P. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2)	Based on 14,726,605 shares of Common Stock of the Company outstanding as of October 29, 2021 as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): H.I.G. Bayside Loan Advisors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 223,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITION POWER 223,714 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Shares directly held by BOF Holdings IV, LLC. H.LG. Bayside Loan Advisors IV, LLC is the general partner of H.I.G. Bayside Loan Opportunity Fund IV, L.P., which is the sole member of BOF Holdings IV, LLC. H.LG. Bayside Loan Advisors IV, LLC shares voting and dispositive power over the shares held by BOF Holdings IV, LLC; however, H.LG. Bayside Loan Advisors IV, LLC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2)	Based on 14,726,605 shares of Common Stock of the Company outstanding as of October 29, 2021 as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): H.I.G.-GPII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 223,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITION POWER 223,714 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Shares directly held by BOF Holdings IV, LLC. H.LG.-GPII, Inc. is the manager of H.I.G. Bayside Loan Advisors IV, LLC, which is the general partner of H.I.G. Bayside Loan Opportunity Fund IV, L.P., which is the sole member of BOF Holdings IV, LLC. H.LG.-GPII, Inc. shares voting and dispositive power over the shares held by BOF Holdings IV, LLC; however, H.LG.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2)	Based on 14,726,605 shares of Common Stock of the Company outstanding as of October 29, 2021 as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Sami W. Mnaymneh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 223,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITION POWER 223,714 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Shares directly held by BOF Holdings IV, LLC. Sami W. Mnaymneh and Anthony A. Tamer are the co-presidents, directors and shareholders of H.LG.-GPII, Inc., which is the manager of H.I.G. Bayside Loan Advisors IV, LLC, which is the general partner of H.I.G. Bayside Loan Opportunity Fund IV, L.P., which is the sole member of BOF Holdings IV, LLC. Mr. Mnaymneh shares voting and dispositive power over the shares held by BOF Holdings IV, LLC; however, he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Based on 14,726,605 shares of Common Stock of the Company outstanding as of October 29, 2021 as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Anthony A. Tamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 223,714 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITION POWER 223,714 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,714 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Shares directly held by BOF Holdings IV, LLC. Sami W. Mnaymneh and Anthony A. Tamer are the co-presidents, directors and shareholders of H.LG.-GPII, Inc., which is the manager of H.I.G. Bayside Loan Advisors IV, LLC, which is the general partner of H.I.G. Bayside Loan Opportunity Fund IV, L.P., which is the sole member of BOF Holdings IV, LLC. Mr. Tamer shares voting and dispositive power over the shares held by BOF Holdings IV, LLC; however, he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Based on 14,726,605 shares of Common Stock of the Company outstanding as of October 29, 2021 as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Item 1(a)	Name of Issuer:

SilverBow Resources, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

920 Memorial City Way, Suite 850

Houston, Texas 77024

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 (k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: BOF Holdings IV, LLC, H.I.G. Bayside Loan Opportunity Fund IV, L.P., H.I.G. Bayside Loan Advisors IV, LLC, H.I.G.-GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 6, 2018, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1 (k)(l) under the Act.

Item 2(b)	Address of Principal Business Office or, if none. Residence:

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

Item 2(c)	Citizenship:

BOF Holdings IV, LLC is a Delaware limited liability company.

H.I.G. Bayside Loan Opportunity Fund IV, L.P. is a Delaware limited partnership.

H.I.G. Bayside Loan Advisors IV, LLC is a Delaware limited liability company.

H.I.G.-GPII, Inc. is a Delaware corporation.

Sami W. Mnaymneh is a United States citizen.

Anthony A. Tamer is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

87073T 105

Item 3	If this statement is filed pursuant to 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) through (c): The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

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Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-ll.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

BOF Holdings IV, LLC

By:	/s/ Richard Siegel
Authorized Signatory

H.LG. Bayside Loan Opportunity Fund IV, L.P.

By:	/s/ Richard Siegel
Authorized Signatory

H.LG. Bayside Loan Advisors IV, LLC

By:	/s/ Richard Siegel
Authorized Signatory

H.I.G.-GPII, Inc.

By:	/s/ Richard Siegel
Authorized Signatory

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer